Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sauer-Danfoss Inc.

Employee Benefit Committee

Sauer-Danfoss LaSalle Factory Employee Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated June 23, 2009, with respect to the statement of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets held at the end of year as of  December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

/s/LWBJ, LLP
West Des Moines, Iowa
June 23, 2009